Exhibit 21.1

List of Subsidiaries of

Ballard Power Systems Inc.

Subsidiary	Jurisdiction of Incorporation or Organization
Ballard Fuel Cell Systems Inc.	Delaware
Ballard Power Corporation	Delaware
Ballard Services Inc.	British Columbia
BDF IP Holdings Ltd.	Canada
BPC SubCo Inc.	Delaware
Dantherm Power A/S	Denmark